Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-128689
$1,250,000,000
18-Month Floating Rate Senior Notes
Final Terms and Conditions:

Issuer:	Residential Capital, LLC (“ResCap”)
Ranking:	Senior Unsecured
Ratings:	Moody’s: Baa3 (Stable)
S&P: BBB (Negative)
Fitch: BBB (Positive)
DBRS: BBB (Stable)
Form of Offering:	Public, SEC Registered
Principal Amount:	$1,250,000,000
Trade Date:	December 4, 2006
Settlement Date (T + 3):	December 7, 2006
Maturity Date:	June 9, 2008
Pricing Benchmark:	3 Month Libor (Telerate 3750)
Reoffer Spread:	3mL+50 bp
Public Offering Price:	100.00%
Gross Spread:	0.350%
Management Fee:	0.075%
Underwriting Fee:	0.075%
Sales Concession:	0.20%
All-In Price:	99.65%
Net Proceeds to Issuer:	$1,245,625,000; proceeds will be used to repay borrowing under revolving credit facilities, in which the underwriters of this offering are lenders. Any remaining proceeds will be used for general corporate purposes.
Accrued Interest:	Flat
Day Count Convention:	Actual/360
Coupon Payment Dates:	Quarterly on the 9th of March, June, September, and December of each year, commencing March 9, 2007
Interest Determination Dates:	Second London Banking Day prior to each interest reset date and based on the 3mL rate appearing on Telerate 3750. Initially December 5, 2006
Interest Reset Date:	On the 9th of March, June, September and December
Call Date:	Not callable
CUSIP:	76114EAA0
ISIN:	US76114EAA01
Common Code:	[ ]

Minimum Denomination:	Minimum denominations of $2,000, in multiples of $1,000
Listing:	Luxembourg/Euro MTF

Underwriting Liability
Lead Managers:	Bear Stearns	(28.33%)$354,166,667
	BNP Paribas	(28.33%)$354,166,667
	Lehman Brothers (Billing & Delivering)	(28.33%)$354,166,666
Co-Managers:	Banc of America Securities	(3%)$37,500,000
	Barclays Capital	(3%)$37,500,000
	Citigroup	(3%)$37,500,000
	J.P. Morgan	(3%)$37,500,000
	RBS Greenwich Capital	(3%)$37,500,000
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Bear Stearns by calling 1-866-803-9204, BNP Paribas by calling 1-800-854-5674 or Lehman Brothers Inc. by calling 1-888-603-5847.